EXHIBIT 99.2

PENGROWTH ENERGY CORPORATION

DEFERRED ENTITLEMENT SHARE PLAN

Effective January 1, 2011

TABLE OF CONTENTS

1.	PURPOSE	1
2.	DEFINITIONS	1
3.	PARTICIPATION	3
4.	GRANT OF DEFERRED ENTITLEMENT SHARES	4
5.	DEFERRED ENTITLEMENT SHARE GRANTS, DEFERRED ENTITLEMENT DISTRIBUTIONS AND ACCOUNTS	5
6.	GRANT AGREEMENT	5
7.	ISSUE OF COMMON SHARES	6
8.	CESSATION OF EMPLOYMENT AND FORFEITURES	6
9.	MAXIMUM NUMBER OF COMMON SHARES TO BE ISSUED UNDER THE PLAN	6
10.	ADJUSTMENT OF AND CHANGES IN CAPITAL	6
11.	NOTICES	7
12.	AMENDMENTS	7
13.	GENERAL	8

PENGROWTH ENERGY CORPORATION

DEFERRED ENTITLEMENT SHARE PLAN

1.	PURPOSE

In connection with a plan of arrangement (the "Arrangement") effective as of December 31, 2010 among, inter alia, Pengrowth Energy Trust (the "Trust"), the Corporation and the holders of trust units ("Trust Units") of the Trust and the holders of exchangeable shares of Pengrowth Corporation, the Corporation assumed all of the liabilities and obligations of the Trust (including the liabilities and obligations of the Trust in respect of the Deferred Entitlement Unit Plan (the "Old Plan") of the Trust) and the Trust was terminated.  This Deferred Entitlement Share Plan (the "Plan") was adopted to govern outstanding deferred entitlement units ("DEUs") granted under the Old Plan.

The Old Plan had been established by in order to attract, retain and motivate directors, officers, employees and direct and indirect service providers of Pengrowth Corporation who make valuable contributions to the long-term success of the business of Pengrowth Corporation and the Trust, by providing long term incentives and to encourage ownership of trust units ("Trust Units") of the Trust by such directors, officers, employees and direct and indirect service providers.

Notwithstanding anything else contained in this Plan to the contrary, effective as of January 1, 2011 immediately following the Arrangement, the Corporation shall not issue any further Deferred Entitlement Shares pursuant to this Plan, and this Plan shall terminate and be of no further force or effect on the date that there ceases to be any Deferred Entitlement Shares outstanding under this Plan and the Corporation has satisfied all of its obligations pursuant to Deferred Entitlement Shares that have been issued.

2.	DEFINITIONS

2.1	In this Plan, the following terms have the following meanings:

(a)
"Applicable Law" means any applicable provision of law, domestic or foreign, including, without limitation, applicable securities legislation, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder and Stock Exchange Rules;

(b)
"Beneficiary" means any person designated by the Participant by written instrument filed with the Corporation to receive any amount, securities or property payable under the Plan in the event of a Participant's death or, failing any such effective designation, the Participant's estate;

(c)
"Board" means the Board of Directors of Pengrowth Corporation or the Corporation, as applicable, or the Committee to the extent that the Board of Directors has delegated authority to the Committee pertaining to this Plan;

(d)	"Business Day" means a day which is not a Saturday, Sunday or day observed as a holiday under the laws of the Province of Alberta or the federal laws of Canada applicable therein;

(e)	"Change of Control" means:

(i)
the Shareholders' receipt of a "take-over bid" that results in the offeror under such take-over bid beneficially owning in excess of twenty-five percent (25%) of all issued and outstanding Common Shares;

(ii)
the acquisition hereafter, by whatever means (including, without limitation, by way of an arrangement, merger or amalgamation), by any person (or two or more persons acting jointly or in concert), directly or indirectly, of the beneficial ownership of Common Shares or rights to acquire Common Shares that, together with such person's then owned

Common Shares and rights to acquire Common Shares, if any, represent in the aggregate more than twenty-five percent (25%) of all issued and outstanding Common Shares (except where such acquisition is part of a bona fide reorganization of the Corporation in circumstances where the affairs of the Corporation are continued, directly or indirectly, and where shareholdings remain substantially the same following the reorganization as existed prior to the reorganization);

(iii)
the passing of a resolution by the directors of the Corporation or the holders of Common Shares to substantially liquidate the assets or wind-up or significantly rearrange the affairs of the Corporation in one or more transactions or series of transactions (including by way of an arrangement, merger or amalgamation) or the commencement of proceedings for such a liquidation, winding-up or rearrangement (except where such resolution relates to a liquidation, winding-up or re-arrangement as part of a bona fide reorganization of the Corporation in circumstances where the affairs of the Corporation are continued, directly or indirectly, and where shareholdings remain substantially the same following the reorganization as existed prior to the reorganization);

(iv)
the sale by the Corporation of all or substantially all of its assets (other than to an affiliate of the Corporation in circumstances where the affairs of the Corporation are continued, directly or indirectly, and where shareholdings of the Corporation remain substantially the same following the sale as existed prior to the sale);

(v)
persons who were proposed as nominees in the Corporation's management information circular (but not including nominees under a shareholder  proposal) to become directors of the Corporation immediately prior to a meeting of the holders of Common Shares involving a contest for, or an item of business relating to the election of directors of the Corporation, not constituting a majority of the directors of the Corporation following such election; or

(vi)	any other event which, in the opinion of the Plan Administrator, reasonably constitutes a change of control of the Corporation;

(f)
"Committee" means the Compensation Committee of the Board, or such other committee of the Board as constituted from time to time, which may be appointed by the Board to, inter alia, interpret, administer and implement the Plan, and includes any successor committee appointed by the Corporation for such purposes;

(g)
"Common Shares" means the common shares in the capital of the Corporation and includes any other securities of the Corporation into which such securities may be converted, reclassified, redesignated, subdivided, consolidated, exchanged or otherwise changed, whether pursuant to a capital reorganization, amalgamation, merger, arrangement or other form of reorganization;

(h)	"Corporation" means Pengrowth Energy Corporation, and its successors and assigns;

(i)	"Date of Grant" of a Deferred Entitlement Share means the date the former DEU was granted to a Participant under the Old Plan;

(j)	"Deferred Entitlement Share" means a deferred entitlement share which replaces a DEU previously granted to a Participant in accordance with Article 4 or Article 5 of the Old Plan;

(k)
"Designated Beneficiary" means the beneficiary designated by the Participant, in a manner determined by the Corporation, to receive the Common Shares due to the Participant in the event of the Participant's death and, in the absence of an effective designation by the Participant, the Participant's Designated Beneficiary shall be the Participant's estate;

(l)	"direct and indirect service provider" means a service provider to the Corporation designated by the Board;

(m)	"Dividends" means the dividends allocated and paid by the Corporation to holders of Common Shares from time to time, which for greater certainty does not include the Final Distribution;

(n)
"Eligible Person" means employees, officers, directors and direct or indirect service providers of the Corporation, who in each case has been designated as an Eligible Person by the Corporation for the purposes of the Plan;

(o)	"Final Distribution" has the meaning set forth in section 5.3;

(p)	"Fiscal Year" means any fiscal year of the Corporation;

(q)
"Grant Agreement" means an agreement between the Corporation and a Participant under which a DEU was granted under the Old Plan, together with such amendments, deletions or changes thereto as are permitted under the Plan;

(r)	"Insider" has the meaning set out in the policies of the TSX;

(s)	"Participant" means an Eligible Person who has agreed to participate in the Old Plan;

(t)	"Plan" means this Deferred Entitlement Share Plan, as amended and restated from time to time;

(u)	"Stock Exchange Rules" means the applicable rules of the Toronto Stock Exchange and any other stock exchange upon which the Common Shares are listed;

(v)	"Subsidiary" means any business entity in which the Corporation, directly or indirectly, owns 50 percent or more of the total combined voting power of all classes of shares or other equity interest;

(w)
"Termination Date" means the date that is 60 days from the date on which a Participant ceases, for any reason, to be a member of the Board of Directors, an officer or an employee of the Corporation, a Subsidiary or a Designated Affiliated Entity and where the employment is terminated by the Employer, whether wrongful or for cause or otherwise, such date shall be the date notice of termination is provided;

(x)	"TSX" means the Toronto Stock Exchange;

(y)	"Vested Deferred Entitlement Shares" means Deferred Entitlement Shares which vest in the name of a Participant in accordance with Article 4.

2.2
In this Plan, unless the context requires otherwise, references to the male gender include the female gender, words importing the singular number may be construed to extend to and include the plural number, and words importing the plural number may be construed to extend to and include the singular number.

3.	PARTICIPATION

3.1
Certain persons have been designated as Eligible Persons for the purposes of the Old Plan. Such Eligible Persons have agreed to participate in the Old Plan on such terms as has been specified at the time such person was designated as an Eligible Person, and has become a Participant in the Plan.

4.	GRANTS OF DEUS AND DEFERRED ENTITLEMENT SHARES

4.1
Pursuant to the Old Plan, the Trust granted DEUs to Participants in such number and at such times as the Board had, in its sole discretion, determined, as an incentive payment to directors or officers or as a bonus or similar payment in respect of services rendered by the Participant as an employee or as a direct or indirect service provider for a Fiscal Year.  In accordance with the terms of the Old Plan, as a result of the Arrangement, holders of DEUs became entitled to receive Common Shares in lieu of Trust Units in accordance with the terms of such DEUs and the Deferred Entitlement Shares replaced the DEUs.

4.2
Subject to subsection 4.4, each Deferred Entitlement Share gives the Participant the right to receive, with respect to each such Deferred Entitlement Share which has become a Vested Deferred Entitlement Share pursuant to the provisions of the Plan and in accordance with the terms of the Grant Agreement relating to such Deferred Entitlement Share, a Common Share.

4.3
Unless otherwise determined by the Board at the time of grant or thereafter, and subject to Section 4.4, the Deferred Entitlement Shares shall vest and become exchangeable for Common Shares on a date prescribed by the Board:

(a)	with respect to Participants who are officers, employees and direct or indirect service providers within the third calendar year following the Date of Grant of the Deferred Entitlement Shares; and

(b)	with respect to Participants who are members of the Board, upon issuance thereof.

4.4	Subject to the terms of the Plan, the Board may have determined other terms or conditions of any Deferred Entitlement Shares held by officers, employees or Designated Consultants, including:

(a)	any additional conditions with respect to the vesting of Deferred Entitlement Shares, in whole or in part, to become Vested Deferred Entitlement Shares, including conditions in respect of

(i)	the market price of the Common Shares;

(ii)	the return to holders of Common Shares, with or without reference to other comparable corporation's or similar entities;

(iii)	the financial performance or results of the Corporation, or business unit thereof;

(iv)	other performance criteria relating to the Corporation, or business unit thereof;

(v)	other performance criteria relating to the Participant;

(vi)	ownership of Common Shares by a Participant;

(vii)	any other terms and conditions the Board may in its discretion determine;

(b)	restrictions on the resale of Common Shares including escrow arrangements; and

(c)	any other terms and conditions the Board may in its discretion determine,

which shall have been set out in the Grant Agreement. The conditions may relate to all or a portion of the Deferred Entitlement Shares in a grant and may be graduated such that different percentages (which may be greater or lesser than 100%) of the Deferred Entitlement Shares in a grant will become vested depending on the extent of satisfaction of one or more such conditions. The Board may, in its discretion, subsequent to the Date of Grant of a Deferred Entitlement Share, waive any such term or condition or determine that it has been satisfied.

4.5
The Board may determine that all the Deferred Entitlement Shares of a Participant shall become Vested Deferred Entitlement Shares immediately in the event of a Change of Control or possible Change of Control.

4.6
Deferred Entitlement Shares shall not entitle any Participant to the exercise of voting rights, the receipt of Dividends other than additional Deferred Entitlement Shares in lieu of Dividends, or the exercise of any other rights attaching to the ownership of Common Shares.

4.7	No certificates shall be issued with respect to Deferred Entitlement Shares.

4.8
The number of Common Shares which may: (i) be reserved for issuance to Insiders, at any time, under the Plan and all other security-based compensation arrangements (as defined by the policies of the TSX) of the Corporation cannot exceed 10% of the issued and outstanding Common Shares, calculated on a non-diluted basis; and (ii) be issued to Insiders during any one year period, under the Plan and all other security-based compensation arrangements of the Corporation cannot exceed 10% of the issued and outstanding Common Shares, calculated on a non-diluted basis.

5.	DEFERRED ENTITLEMENT DISTRIBUTIONS AND ACCOUNTS

5.1
On January 1, 2011, the Account of each Participant will be credited that number of Deferred Entitlement Shares equal to that number of DEUs shown in each Particpant's Account under the Old Plan in lieu of and in replacement for such DEUs.  Thereafter, such Account, which will be known as a "Deferred Entitlement Share Account", shall be maintained by a person or organization delegated that function by the Board for each Participant and such person or organization shall maintain records showing the number of Deferred Entitlement Shares to which such Participant is entitled in accordance with the Plan.

5.2
Following January 1, 2011, a Participant's Deferred Entitlement Share Account shall, unless otherwise determined by the Corporation, from time to time until the Vesting Date referred to in Article 4, be credited with additional Deferred Entitlement Shares, the number of which shall be determined by multiplying: one hundred per cent (100%) of the Dividends declared per Common Share on the relevant record date for Dividends on the Common Shares by the number of Deferred Entitlement Shares held by the Participant divided by the weighted average closing price of the Common Shares on the Toronto Stock Exchange for the 20 trading days immediately preceding the cash dividend date, with fractions computed to at least two decimal places.  For greater certainty, a Participant's Deferred Entitlement Share Account shall be credited with additional Deferred Entitlement Shares, the number of which shall be determined by multiplying: one hundred per cent (100%) of the final distribution of $0.07 per Trust Unit declared by the Trust pursuant to the Arrangement (the "Final Distribution") and payable by the Corporation on January 17, 2011 by the number of Deferred Entitlement Shares held by the Participant divided by the weighted average closing price of the Common Shares and/or Trust Units on the Toronto Stock Exchange for the 20 trading days immediately prior to the payment date of the Final Distribution, with fractions computed to at least two decimal places.

6.	GRANT AGREEMENT

6.1
Each Grant Agreement relating to the grant of a DEU under the Old Plan shall continue to apply to the Deferred Entitlement Shares with such amendments as considered necessary to give effect to the Arrangement.

7.	ISSUE OF COMMON SHARES

7.1
The number of Common Shares to be issued shall be equal to the whole number of Vested Deferred Entitlement Shares which are to be released. Where the determination of the number of Common Shares to be issued would result in the issue of a fractional Common Share, the number of Common Share to be issued shall be rounded down to the next whole number of Common Share. No fractional Common Shares shall be issued nor shall cash be paid at any time in lieu of any such fractional interest.

7.2
The obligation of the Corporation to issue Common Shares in accordance with the terms of this Plan is subject to compliance with Applicable Laws. As a condition of becoming a Participant, each Eligible Person will agree to comply with all such laws, rules and regulations and to furnish to the Board and the Corporation all information and undertakings as may be required to permit compliance with such Applicable Law.

8.	CESSATION OF EMPLOYMENT AND FORFEITURES

8.1
Except as otherwise provided in subsections 8.2 or 8.3 below, if a Participant, other than a director, ceases to be an Eligible Person for any reason whatsoever including, without limitation, termination of his employment by his Employer, there shall be forfeited as of the Termination Date such Deferred Entitlement Shares as are not Vested Deferred Entitlement Shares. No cash or other compensation whatsoever shall at any time be paid in lieu of any such units as shall have been forfeited under this Plan.

8.2
If (i) a Participant dies or ceases to be an Employee by reason of:(A) retirement from active employment upon reaching the permitted retirement age set by the Board; or (B) total or permanent disability; or (ii) for any other reason specified in each case, by the Board, all Deferred Entitlement Shares held in the name of the Participant shall be immediately considered Vested Deferred Entitlement Shares, which may be exercised by the Participant or the Participant's estate or Designated Beneficiary.

8.3
The transfer of a Participant's employment from the Corporation to a Subsidiary, or from a Subsidiary to the Corporation, or from one Subsidiary to another Subsidiary shall not be considered a cessation of employment, nor shall it be considered a cessation of employment if an Eligible Person is placed on such other leave of absence which is considered by the Corporation, subsidiary or affiliated entity as continuing intact the employment relationship. In the event active employment is not renewed at the end of the leave of absence, the employment relationship shall be deemed to have ceased at that time.

9.	MAXIMUM NUMBER OF COMMON SHARES TO BE ISSUED UNDER THE PLAN

9.1
The maximum number of Common Shares which may be reserved for issuance under the Plan shall not exceed 5,525,000 Common Shares. Notwithstanding the foregoing, the actual number of Common Shares reserved pursuant to this Plan shall be reduced upon the issue of Common Shares hereunder or the expiry, cancellation or forfeiture of any Deferred Entitlement Shares granted hereunder.

10.	ADJUSTMENT OF AND CHANGES IN CAPITAL

10.1
If the Common Shares shall be consolidated, subdivided or reclassified, or if any other action of a similar nature affecting the number of Common Shares of the Corporation is taken, then in such event the maximum number of Common Shares which can be issued under the Plan in accordance with Article 9, and the number of Deferred Entitlement Shares granted to each Participant, may be correspondingly adjusted by the Board.

10.2
In this Article 10, "reorganization" means any: (i) capital reorganization; (ii) merger; (iii) amalgamation; (iv) offer for Common Shares of the Corporation which if successful would entitle the offeror to acquire all of the Common Shares of the Corporation or all of one or more particular class(es) of Common Shares of the Corporation to which the offer relates; or (v) arrangement or other scheme of reorganization.

10.3	In the event of a reorganization or proposed reorganization, the Board, at its option, may do either of the following:

(a)
the Board may irrevocably commute for or into any other security or other property or cash any Deferred Entitlement Share upon giving to the Participant to whom such Deferred Entitlement Share has been granted at least 30 days written notice of its intention to commute the Deferred Entitlement Share, and during such period of notice, the Participant may elect to require the Corporation to issue the Deferred Entitlement Shares in the Participant's account as Trust Units, without regard to the limitations contained in Article 4; or

(b)
the Corporation or any successor to the Corporation which may issue securities in exchange for Common Shares upon the reorganization becoming effective may offer any Participant the opportunity to obtain securities into which the Common Shares are changed or are convertible or exchangeable, on a basis proportionate to the number of Deferred Entitlement Shares in the Participant's account.

11.	NOTICES

11.1	Any payment, notice, statement, certificate or other instrument required or permitted to be given to a Participant or any person claiming or deriving any rights through him shall be given by:

(a)	delivering it personally to the Participant or to the person claiming or deriving rights through him, as the case may be; or

(b)
mailing it postage paid (provided that the postal service is then in operation) or delivering it to the address which is maintained for the Participant in the Corporation's personnel records of the Corporation, its Subsidiaries or affiliated entities as applicable.

11.2
Any notice, statement, certificate or instrument required or permitted to be given to the Corporation, its Subsidiaries or affiliated entities shall be given by mailing it postage prepaid (provided that the postal service is then in operation) or delivering it to the Corporation at its principal address to the attention of the Corporate Secretary.

11.3
Any notice, statement, certificate or other instrument referred to in Section 11.1 or 11.2, if delivered, shall be deemed to have been given or delivered on the date on which it was delivered or, if mailed (provided that the postal service is then in operation), shall be deemed to have been given or delivered on the second business day following the date on which it was mailed.

12.	AMENDMENTS

12.1
The Board may, at any time, amend, suspend or terminate this Plan, or any portion thereof, or any Deferred Entitlement Shares granted thereunder, without unitholder approval, subject to those provisions of applicable law (including, without limitation, the rules, regulations and policies of the Toronto Stock Exchange), if any, that require the approval of unitholders or any governmental or regulatory body.  However, except as expressly set forth herein, no action of the Board or shareholders shall alter or impair the rights of a Participant under any Deferred Entitlement Share previously granted to the Participant without the consent of the affected Participant. Without limiting the generality of the foregoing, the Board may make the following types of amendments to the Plan without seeking shareholder approval:

(a)
amendments of a "housekeeping" or ministerial nature including, without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan;

(b)	amendments necessary to comply with the provisions of applicable law;

(c)	amendments respecting administration of the Plan;

(d)	amendments to the vesting provisions of the Plan or any Deferred Entitlement Share;

(e)
amendments to the early termination provisions of the Plan or any Deferred Entitlement Shares, whether or not such Deferred Entitlement Shares are held by an Insider, provided such amendment does not entail an extension beyond the original expiry date;

(f)
amendments to the termination provisions of the Plan or any Deferred Entitlement Shares, other than Deferred Entitlement Shares held by an Insider in the case of the amendment extending the term of a Deferred Entitlement Shares, provided any such amendment does not entail an extension of the expiry date of such Deferred Entitlement Shares beyond its original expiry date;

(g)	amendments necessary to suspend or terminate the Plan; and

(h)
any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the Toronto Stock Exchange).

Shareholder approval will be required for the following types of amendments:

(i)
amendments to the number of Common Shares issuable under the Plan, including an increase to a fixed maximum number of Common Shares or a change from a fixed maximum number of Common Shares to a fixed maximum percentage;

(j)	any amendment extending the term of a Deferred Entitlement Share held by an Insider beyond its original expiry date except as otherwise permitted by the Plan; and

(k)	amendments required to be approved by shareholders under applicable law (including, without limitation, the rules, regulations and policies of the Toronto Stock Exchange).

13.	GENERAL

13.1
The Plan shall be administered by such person as may be delegated by the Board in accordance with its provisions. All costs and expenses of administering the Plan will be paid by the Corporation. The Board, may from time to time, establish administrative rules and regulations and prescribe forms or documents relating to the operation of the Plan as it may deem necessary to implement or further the purpose of the Plan and amend or repeal such rules and regulations or forms or documents. The Corporation may also delegate to any Trustee, officer or employee of the Corporation such duties and powers relating to the Plan as it may see fit. The Corporation may also appoint or engage a trustee, custodian or administrative agent to administer or implement the Plan.

13.2
The Corporation may adopt and apply rules that in its opinion will ensure that the Corporation, its Subsidiaries and Designated Affiliated Entities will be able to comply with applicable provisions of any federal, provincial, state, or local law relating to the withholding of tax, including on the amount, if any, includable in income of a Participant. The Corporation shall have the right in its discretion to satisfy withholding tax liability by retaining or purchasing Common Shares.

13.3
The determination by the Corporation of any question which may arise as to the interpretation or implementation of the Plan shall be final and binding on all Eligible Persons, Participants and other persons claiming or deriving rights through any of them.

13.4
The Plan shall enure to the benefit of and be binding upon the Corporation, its successors and assigns. The interest of any Eligible Person or Participant under the Plan or in any Deferred Entitlement Share shall be not transferable or alienable by him either by pledge, assignment or in any other manner whatsoever and, during his lifetime, shall be vested only in him, but shall thereafter enure to the benefit of and be binding upon the Designated Beneficiary of the Eligible Person or the Participant, as the case may be.

13.5
No Eligible Person, Participant or other person shall have any claim or right to be granted Deferred Entitlement Shares under the Plan. Neither the Plan nor any action taken thereunder shall interfere with the right of the Employer of a Participant to terminate an Eligible Person's or Participant's employment at any time. Neither any period of notice, if any, nor any payment in lieu thereof, upon termination of employment, including any wrongful termination, shall be considered as extending the period of employment for the purposes of the Plan.

13.6	This Plan and any Deferred Entitlement Shares granted hereunder shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

13.7	This Plan is hereby instituted effective the 1st day of January, 2011.